December 18, 2020

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: Form AW - Request for Withdrawal

First Trust Exchange-Traded Fund VIII

Registration on Form N-1A

Post-Effective Amendment No. 95

(Registration Statement File Nos. 333-210186, 811-23147)

Ladies and Gentleman:

On behalf of FT Cboe Vest U.S. Equity Tactical Buffer ETF (formerly, FT Cboe Vest U.S. Equity Buffer Strategy ETF) (the “Fund”), a series of First Trust Exchange-Traded Fund VIII (the “Trust”), the Trust hereby requests the withdrawal of the above-mentioned Post-Effective Amendment to the Trust’s Registration Statement pursuant to Rule 477 of Regulation C under the Securities Act of 1933, as amended (the “1933 Act”). Post-Effective Amendment No. 95 was originally filed with the Securities and Exchange Commission on December 31, 2019. No securities have been sold pursuant to Post-Effective Amendment No. 95 to the Trust’s Registration Statement.

Sincerely,

FIRST TRUST EXCHANGE-TRADED FUND VIII

By: /s/ James M. Dykas

James M. Dykas,

President and Chief Executive Officer